UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Innocoll Holdings Public Limited Company
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of class of securities)

G4783X105
(CUSIP Number)

James Singleton
Gurnet Point L.P.
c/o Waypoint International GP LLC
55 Cambridge Parkway, Suite 401
Cambridge, MA 02142
(617) 588-4900

Copy to:
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4783X105	13D	Page 2

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lough Ree Technologies Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,952,403*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,952,403*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
13,952,403*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.36%†

14	TYPE OF REPORTING PERSON
OO

* Beneficial ownership of the Issuer Ordinary Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Irrevocables (as defined below) described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Ordinary Shares referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.  The Reporting Person does not have any pecuniary interest in any of such Issuer Ordinary Shares.

† This percentage is calculated using a fraction, the numerator if which is the number of Issuer Ordinary Shares that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 30,095,931 (the number of Issuer Ordinary Shares issued and outstanding as of April 1, 2017 as set forth in the Transaction Agreement, dated as of April 4, 2017, by and among the Issuer, Gurnet Point L.P. (acting through its general partner, Waypoint International GP LLC) and Lough Ree Technologies Limited. filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 6, 2017).

CUSIP No. G4783X105	13D	Page 3

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gurnet Point L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,952,403*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,952,403*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
13,952,403*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.36%†

14	TYPE OF REPORTING PERSON
PN

* Beneficial ownership of the Issuer Ordinary Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Irrevocables (as defined below) described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Ordinary Shares referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.  The Reporting Person does not have any pecuniary interest in any of such Issuer Ordinary Shares.

† This percentage is calculated using a fraction, the numerator if which is the number of Issuer Ordinary Shares that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 30,095,931 (the number of Issuer Ordinary Shares issued and outstanding as of April 1, 2017 as set forth in the Transaction Agreement, dated as of April 4, 2017, by and among the Issuer, Gurnet Point L.P. (acting through its general partner, Waypoint International GP LLC) and Lough Ree Technologies Limited. filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 6, 2017).

CUSIP No. G4783X105	13D	Page 4

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Waypoint International GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,952,403*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,952,403*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
13,952,403*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.36%†

14	TYPE OF REPORTING PERSON
OO

* Beneficial ownership of the Issuer Ordinary Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Irrevocables (as defined below) described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Ordinary Shares referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.  The Reporting Person does not have any pecuniary interest in any of such Issuer Ordinary Shares.

† This percentage is calculated using a fraction, the numerator if which is the number of Issuer Ordinary Shares that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 30,095,931 (the number of Issuer Ordinary Shares issued and outstanding as of April 1, 2017 as set forth in the Transaction Agreement, dated as of April 4, 2017, by and among the Issuer, Gurnet Point L.P. (acting through its general partner, Waypoint International GP LLC) and Lough Ree Technologies Limited. filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 6, 2017).

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.01 per share (the “Issuer Ordinary Shares”) of Innocoll Holdings plc, an Irish public limited company (registered number 544604) (the “Issuer”).  The address of the principal executive offices of the Issuer is Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) Lough Ree Technologies Limited, an Irish private limited company (“Lough Ree”), (ii) Gurnet Point L.P., a Delaware limited partnership (“Gurnet”) and (iii) Waypoint International GP LLC (“Waypoint”), a Delaware limited liability company (each of Lough Ree, Gurnet and Waypoint, a “Reporting Person” and, collectively, the “Reporting Persons”). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 7.

The principal business address of Lough Ree is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142 and its registered office address is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.  The principal business and office address of Gurnet and Waypoint is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Lough Ree, a wholly-owned subsidiary of Gurnet, was formed for the sole purpose of holding equity in connection with the Acquisition (as defined below) and Lough Ree has not conducted any unrelated activities since its formation.  Gurnet is a healthcare investment fund that invests in life sciences, medical technology and healthcare services companies across all stages of development through to commercialization. The principal business of Waypoint is to act as the general partner, and be responsible for, the business and affairs of Gurnet.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer (or equivalent) and director of each Reporting Person are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, certain shareholders of the Issuer have executed Irrevocables (as defined below) in favor of Lough Ree and Gurnet.  The Irrevocables (which are the bases for the beneficial ownership by the Reporting Persons of the Issuer Ordinary Shares that are the subject of this Schedule 13D) were entered into as an inducement to the Reporting Person’s willingness to announce its intended acquisition of all of the issued and outstanding ordinary share capital of the Issuer and to enter into the Transaction Agreement (as defined below), and do not require the payment of any funds by any of the Reporting Persons.  Thus, no funds have been used for this purpose.

Item 4.	Purpose of Transaction.

On April 4, 2017, the Issuer and Gurnet (acting through Waypoint), issued an announcement in accordance with Rule 2.5 of the Irish Takeover Panel Act 1997, Takeover Rules 2013, setting forth the terms of the acquisition of the entire issued and to be issued share capital of the Issuer by Lough Ree (the “Acquisition”) by way of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act of 2014 (the “Scheme”). In connection with the Scheme, on April 4, 2017, Gurnet (acting through Waypoint), Lough Ree and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”).  Subject to the terms and conditions of the Scheme and the Transaction Agreement, at the effective time of the Scheme, Lough Ree will acquire all of the issued and outstanding share capital of the Issuer in exchange for $1.75 per Issuer Ordinary Share in cash and one contingent value right (a “CVR”) per Issuer Ordinary Share, which CVRs will represent the right to receive additional payments in cash up to a maximum aggregate amount of $4.90 per CVR, contingent upon the Issuer achieving certain milestones and subject to the terms and conditions of a Contingent Value Rights Agreement to be entered into between Lough Ree and a rights agent in connection with the consummation of the transactions contemplated by the Scheme and the Transaction Agreement.

In connection with the Acquisition, prior to the announcement of the Scheme and execution of the Transaction Agreement,  Gurnet and Lough Ree received irrevocable undertakings from (i) each of the Issuer’s directors and executive officers (the “Insider Irrevocables”) and (ii) each of Cam Investment Cayman Holdings LP, The New York Distressed Debt Trading Desk of Morgan Stanley & Co. LLC, Sofinnova Venture Partners VIII, L.P., and Paul Oxholm, F.W. Schmidt and certain affiliated persons (the “Shareholder Irrevocables” and, together with the Insider Irrevocables, the “Irrevocables”) pursuant to which, among other things, each such person agreed during the term of the applicable Irrevocable (i) to vote all, or to procure votes with respect to all, Issuer Ordinary Shares beneficially owned by it in favor of all resolutions to approve the Scheme and/or Acquisition together with any other resolutions in order to implement the Scheme set out in the documents for any shareholder meeting held in connection with the Acquisition (or, if Gurnet elects to implement the Acquisition by way of a takeover offer under Irish law, to accept or procure acceptance of such takeover offer), (ii) not to sell, transfer, encumber, charge, pledge or otherwise dispose of its beneficial ownership of the Issuer’s capital except pursuant to the Acquisition and (iii) not to accept or otherwise agree to certain competing offers or transactions. In furtherance of their covenants thereunder, each person executing an Irrevocable irrevocably appointed any director of Lough Ree to be their attorney to attend and vote at the relevant meetings and to execute any proxy or other form of acceptance necessary to give effect to the Irrevocable.  Schedule II attached hereto contains the names and number of Issuer Ordinary Shares beneficially held by each person executing an Irrevocable (as represented to Gurnet and Lough Ree by such person).

The foregoing descriptions of the Scheme, the Transaction Agreement and the Irrevocables do not purport to be complete and are qualified in their entirety by reference to the full text of the Scheme announcement, the Transaction Agreement, form of Insider Irrevocable and Shareholder Irrevocables, which are attached as Exhibits 99.1, 2.1, 10.3 and 10.4-10.6, respectively, to the Issuer’s Current Report on Form 8-K (File No. 001-37720) filed with the U.S. Securities and Exchange Commission on April 6, 2017, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Immediately prior to the execution of the Irrevocables, none of the Reporting Persons beneficially owned any Issuer Ordinary Shares. However, as of the execution of the Irrevocables on April 3 and April 4, 2017, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to have shared voting and/or dispositive power with respect to (and therefore beneficially own) the Issuer Ordinary Shares that are the subject of each Irrevocable (collectively, the “Shares”), representing approximately 46.36% of the outstanding Issuer Ordinary Shares. Accordingly, the percentage of the outstanding Issuer Ordinary Shares that each Reporting Person may be deemed to beneficially own is approximately 46.36%.

Except as set forth above or on Schedule I, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, owns any Issuer Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares, except as required for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. None of the Reporting Persons has any pecuniary interest in any of the Shares.

Except pursuant to the terms of each Irrevocable as described in this Schedule 13D, none of the Reporting Persons has the power to vote or direct the voting of the Shares and no Reporting Person has any sole or shared power to dispose or direct the disposition of the Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 30,095,931 outstanding Issuer Ordinary Shares as of April 1, 2017 as set forth in the Transaction Agreement.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons or any other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Issuer Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein. Except for the Irrevocables described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Statements Required by the Irish Takeover Rules

The directors of Lough Ree and the managers of Waypoint (in its capacity as general partner of Gurnet) accept responsibility for the information contained in this Schedule 13D relating to Lough Ree, Gurnet and Waypoint and their subsidiaries and directors or managers (as appropriate) and members of their immediate families, related trusts and persons connected with them.  To the best of the knowledge and belief of the directors of Lough Ree and the managers of Waypoint (in its capacity as general partner of Gurnet) (who have taken all reasonable care to ensure that such is the case), the information contained in this Schedule 13D for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1
Transaction Agreement, dated as of April 4, 2017, by and among Gurnet Point L.P. (acting through its general partner, Waypoint International GP LLC), Lough Ree Technologies Limited and Innocoll Holdings plc (incorporated by reference to Exhibit 2.1 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

2	Rule 2.5 Announcement, dated April 4, 2017 (incorporated by reference to Exhibit 99.1 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

3	Form of Director Irrevocable (incorporated by reference to Exhibit 10.3 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

4
Irrevocable Undertaking of  Cam Investment Cayman Holdings LP, dated April 4, 2017 (incorporated by reference to Exhibit 10.4 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

5
Irrevocable Undertaking of  The New York Distressed Debt Trading Desk of Morgan Stanley & Co., LLC, dated April 4, 2017 (incorporated by reference to Exhibit 10.5 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

6
Irrevocable Undertaking of  Sofinnova Venture Partners VIII, L.P., dated April 4, 2017 (incorporated by reference to Exhibit 10.4 of Innocoll Holdings plc’s Current Report on Form 8-K, filed with the SEC on April 4, 2017)

7	Joint Filing Agreement, dated as of April 14, 2017, by and among Lough Ree Technologies Limited, Gurnet Point, L.P. and Waypoint International GP LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017	LOUGH REE TECHNOLOGIES LIMITED

/s/ James B. Singleton
Name: James B. Singleton

Title: Director

Date: April 14, 2017	GURNET POINT L.P. By: Waypoint International GP LLC

/s/ James B. Singleton
Name: James B. Singleton

Title: Secretary

Date: April 14, 2017	WAYPOINT INTERNATIONAL GP LLC

/s/ James B. Singleton
Name: James B. Singleton

Title: Secretary

Schedule I

Directors and Officers of the Reporting Persons

I.	Lough Ree Technologies Limited

The name, business address, title, and present principal occupation or employment of each of the directors of Lough Ree are set forth below. Lough Ree does not have any offices. The principal business address of Lough Ree is c/o Gurnet Point Capital LLC, 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142 and its registered office address is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland

Name	Citizenship	Present Principal Occupation	Present Business Address
Directors
Christopher Viehbacher	Canada and Germany	Managing Partner of Gurnet Point Capital LLC, which provides investment advisory services to Gurnet	c/o Gurnet Point Capital LLC 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
Gretchen McCarey	United States of America	Director, Finance and Operations for Waypoint Capital Services, Inc., which provides the central corporate services functions serving the Waypoint Group and Business Units with respect to U.S. matters	c/o Gurnet Point Capital LLC 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
Donald Travis Wilson	United States of America	Investment Partner, Gurnet Point Capital LLC, which provides investment advisory services to Gurnet	c/o Gurnet Point Capital LLC 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
James Singleton	United States of America and Ireland	General Counsel, Waypoint Capital Services, Inc., which provides the central corporate services functions serving the Waypoint Group and Business Units with respect to U.S. matters	c/o Gurnet Point Capital LLC 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
Gordon Douglas McNair	United Kingdom	Chief Financial Officer, Waypoint Corporate Services Limited, which provides the central corporate services functions serving the Waypoint Group and Business Units	Waypoint Corporate Services Ltd 1 Curzon Street London W1J 5HD

II.	Waypoint International GP LLC; Gurnet Point L.P.

Waypoint is the general partner of Gurnet. The name, business address, title, and present principal occupation or employment of each of the managers of Waypoint are set forth below. The address of Waypoint and Gurnet is: 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Name	Citizenship	Present Principal Occupation	Present Business Address
Gretchen McCarey	United States of America	Director, Finance and Operations for Waypoint Capital Services, Inc., which provides the central corporate services functions serving the Waypoint Group and Business Units with respect to U.S. matters	55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
James Singleton	United States of America and Ireland	General Counsel, Waypoint Capital Services, Inc., which provides the central corporate services functions serving the Waypoint Group and Business Units with respect to U.S. matters	55 Cambridge Parkway, Suite 401, Cambridge, MA 02142
Stefan Meister	Switzerland	Group Chief Operating Officer, Waypoint International Holdings S.A., an investment holding company affiliated with Gurnet	c/o Bemido SA 1 Avenue Giuseppe-Motta 31-37, 1202 Geneva, Switzerland

Schedule II

Issuer Ordinary Shares Subject to Irrevocables

Shareholder	Innocoll Ordinary Shares
Director Irrevocables
Shumeet Banerji	308,660
David Brennan	237,440
James Culverwell	291,566
Anthony Zook	542,396
Jonathan Symonds	525,446
Rolf Schmidt	386,587
Executive Officer Irrevocables
Jose Carmona	7,142
Richard Fante	16,630
Charles Katzer	7,100
Lesley Russell	7,142
Shareholder Irrevocables
The New York Distressed Debt Trading Desk of Morgan Stanley & Co. LLC	3,365,978
Sofinnova Venture Partners VIII, L.P.	2,103,173
Cam Investment Cayman Holdings LP	4,085,469
Schmidt Parties*	2,067,674
*
Reflects shares beneficially owned by Paul G. Oxholm; F.W. Schmidt; Investment Partners, LP; BigCreek, LP; Cacoosing Family Charitable Foundation; the Irrevocable Trust of Rolf D. Schmidt and Renate U. Schmidt Dated November 30 1990; and the Irrevocable Trust of Friedrich Wilhelm Schmidt and Peggy Ann Schmidt Dated October 24, 1990